Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Talking About the Merger with Your Employees

In the coming weeks and months, you will likely get questions about the merger and integration process from your employees. To help you provide your team reliable, accurate information, here are some tools and guidance to help you communicate effectively throughout this process:

Merger Communications page on the Planet
http://home/MergerCommunications.asp
Bookmark this page as your one-stop shop for merger information. Here you’ll find an archive of all merger and integration communications as well as a collection of FAQs. Please familiarize yourself with the materials available in this section, as well as the process for submitting questions on topics not yet addressed on this page.

Merger Mailbox
merger@aglresources.com
A dedicated mailbox has been created for you and your employees to submit merger-related inquiries. It is important to use this mailbox to ask merger-related questions so they can be captured and included in the FAQ section, allowing us to be as efficient and responsive as possible in addressing employee concerns.

Employee Engagement
Your leadership is vital to a successful merger experience for your team. It’s helpful to proactively engage in conversation about the merger and integration with your employees. Even though you may not be able to answer all of the questions they have, it’s important for them to feel that you are listening and that you care about what’s important to them. Acknowledge with your employees that this transition period will create some uncertainty until the integration process is completed. Remind your team that the best thing each of us can do during this time is to remain focused on our day-to-day responsibilities and the items within our own control.

Inevitably, you will get questions to which the answer just doesn’t yet exist. In those cases, here’s a response you can use which acknowledges the employee’s concern and underscores the company’s commitment to communicate with employees as information becomes available:

“That’s a really great question and I understand why knowing the answer is important to you.  At this point, we’re very early in the process; there’s a lot of work ahead that our companies need to do in order to answer your question fully.  The company’s commitment to you is that we will answer all of your questions as quickly and completely as possible, and keep you informed of important developments.”

We appreciate your leadership throughout this process. Thank you for your dedication to the company and your employees.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.